September 24, 2019

FILED VIA EDGAR

Ms. Marianne Dobelbower, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE: WST Investment Trust (the “Trust”) (File Nos. 333- 189704 and 811- 22858)

Dear Ms. Dobelbower:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Ms. Marianne Dobelbower of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 20, 2019 in connection with Post-Effective Amendment No. 13 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on July 3, 2019. Set forth below are summaries of the comments provided by the Staff and the Trust’s responses to such comments:

PROSPECTUS

WSTCM GLOBAL ALLOCATION RISK – MANAGED FUND:

1.	COMMENT: Given that the word “Global” is in the Fund’s name, please update the prospectus to expressly describe how the Fund will invest its assets in a number of different countries.

RESPONSE: The first paragraph in the section entitled “Principal Investment Strategies of the Global Allocation RM Fund” on page 2 has been revised to read as follows (new text in bold italics):

The Global Allocation RM Fund is a “fund of funds.” The term “fund of funds” is typically used to describe mutual funds, such as the Global Allocation RM Fund, whose primary investment strategy involves investing in other investment companies, such as ETFs and other mutual funds (e.g., open end and closed end mutual funds). In implementing its strategy, the Global Allocation RM Fund primarily invests in exchange traded funds (“ETFs”) or baskets of securities (i.e., groups of securities related by index or sector made available through certain brokers at a discount brokerage rate) that provide exposure to various regions and markets such as North America, Europe, Asia and Latin America. The Global Allocation RM Fund may invest in ETFs that provide exposure to both developed and emerging markets.

WST Investment Trust ♦ P.O. BOX 46707 ♦ CINCINNATI, OH 45246

The WSTAM Funds are distributed by Foreside Fund Services, LLC

Fees and Expenses Table – Global Allocation RM Fund (page 1)

2.	COMMENT: Explain supplementally why the amounts for “Other Expenses” in the Annual Fund Operating Expenses table in the Risk/Return Summary vary so much between the two classes of shares.

RESPONSE: The variances in “Other Expenses” between the two classes of shares of the Global Allocation RM Fund are due to the different levels of assets for each class of shares. The assets for Investor Shares are significantly lower than the assets of the Institutional Shares and therefore, the “Other Expenses” percentage is larger for the Investor Shares.

3.	COMMENT: Please revise Footnote 2 to the Annual Fund Operating Expenses table in the Risk/Return Summary to include disclosure stating that the Expense Limitation Agreement will be in place for more than one year.

RESPONSE: Footnote 2 has been revised to read as follows (new text in bold italics):

“Wilbanks, Smith & Thomas Asset Management, LLC, d/b/a WST Capital Management (the “Advisor”) has entered into an Expense Limitation Agreement with the Global Allocation RM Fund under which it has contractually agreed to waive or reduce Management Fees and to assume other expenses of the Fund, if necessary, in an amount that limits annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, Acquired Fund Fees and Expenses, other extraordinary expenses not incurred in the ordinary course of the Fund’s business, and payments, if any, under a Rule 12b-1 Distribution Plan) to not more than 1.25% of the average daily net assets allocable to each Class of the Fund. The Expense Limitation Agreement is currently in effect until January 1, 2021. The Expense Limitation Agreement may be terminated by the WST Investment Trust (the “Trust”) or the Advisor at the end of its then-current term upon not less than 90 days’ notice. The Trust’s Board of Trustees (the “Board” or “Trustees”) may terminate the Expense Limitation Agreement at any time.”

4.	COMMENT: If applicable, add disclosure to Footnote 2 regarding the ability of the Fund’s investment advisor to recoup previously waived fees.

WST Investment Trust ♦ P.O. BOX 46707 ♦ CINCINNATI, OH 45246

The WSTAM Funds are distributed by Foreside Fund Services, LLC

RESPONSE: The Expense Limitation Agreement does not provide the Fund’s investment advisor the ability to recoup previously waived fees.

Principal Investment Strategies of the Global Allocation RM Fund (page 2)

5.	COMMENT: Since “risk-managed” is in the name of the Fund, please clarify how the Fund will manage risk.

RESPONSE: The section entitled “Principal Investment Strategies of the Global Allocation RM Fund” beginning on page 2 has been revised to read as follows (new text in bold italics):

In seeking to achieve its investment objective, the Global Allocation RM Fund will primarily use a proprietary, quantitative, Global Allocation Risk-Managed Model developed and maintained by the Advisor to make investment decisions. The Global Allocation Risk-Managed Model attempts to manage risk by allocating between equity, fixed income and other types of investments based upon anticipated or perceived market volatility, credit risk and interest rate risk. The Global Allocation Risk-Managed Model directs investments in a globally diversified universe of publicly listed assets. The Global Allocation Risk-Managed Model generally allocates investments among and within three core groups:

(i) Core Equity Investments. Various segments of common stock issuers represented in the MSCI All Country World Index.

(ii) Core Fixed Income Investments. Various fixed income segments found within the Bloomberg Barclays U.S. Aggregate Bond Index.

(iii) Other Investments. Various segments of assets comprising alternative or non-core equity sector and income producing segments, that may or may not contain securities, which could be included within the other two categories, Core Equity Investments or Core Fixed Income Investments.

In making investment decisions, the advisor will normally use two layers of decision making. The first layer of decision making determines the target level of investment among the three core groups. This process serves to appoint an overall target exposure to equity as a matter of managing risk at the asset class level, and it is driven by the Global Allocation Risk-Managed Model’s aggregate view of equity market conditions based on a variety of factors that are specified by the Advisor and continually evaluated by the quantitative Global Allocation Risk-Managed Model. The Global Allocation Risk-Managed Model first allocates the portfolio using a rules-based, proprietary, quantitative framework among the three core groups, assessing asset price trends, asset class correlation, momentum, indices or custom groupings and economic data. Such factors and data may include volatility for certain assets as well as indices such as the CBOE Volatility Index, or “VIX”; yield spreads between various credit segments (both U.S. and non-U.S. versus U.S. government bonds and other non-U.S. sovereign issues); shifts in key foreign exchange rates; yield curves for U.S. government bonds and other major sovereign issues; and sentiment as observed in trading volume, short interest and futures market activity. The sum of these inputs determines the allocation of assets among the Core Equity Investments, the Core Fixed Income Investments and the Other Investments.

The second layer of decision-making determines the securities selected within the three core groups. Each core group consists of underlying sub-models generally aligned with the core groups and the sub-models allocate to or rotate between the universe of holdings that comprise each core group. The allocations among each core group’s holdings is based upon the Global-Allocation Risk-Managed Model’s (and the sub-model’s) determination or “ranking” of the relative, risk-adjusted momentum of each holding as outlined below.

Core Equity Investments

The Global Allocation RM Fund’s Core Equity Investments allocation typically includes up to nine ETFs and/or baskets of securities at any one time, representing one or more major segments of the global equity markets including U.S. and foreign equity markets. The Core Equity Investment portion of the Global Allocation RM Fund will generally include ETFs and/or baskets of securities representing global equity segments, categorized on the basis of geography, sector, style, or some combination of these factors. Examples of the underlying investments in such ETFs and/or basket of securities include: U.S. large cap, mid cap, and small cap equity, developed market international equity, global equity sectors, and emerging markets equity and may include securities that trade on securities exchanges or over-the-counter markets.

Under normal market conditions, the Global Allocation Risk-Managed Model aims to invest up to 65% of the Global Allocation RM Fund’s assets in the Core Equity Investments group and caps such investment at approximately 75% the Global Allocation RM Fund’s assets. The Global Allocation RM Fund normally limits ETFs and/or baskets of securities with dedicated emerging markets equity exposure to around 15% of the Global Allocation RM Fund’s total assets and limits those targeting a particular global equity sector to around 10% of the Global Allocation RM Fund’s total assets.

Core Fixed Income Investments

The Core Fixed Income Investments allocation typically includes up to five ETFs and/or baskets of securities at any one time, representing one or more major segments of the core global bond markets, such as U.S. and non-U.S. fixed income securities of varying duration. The Global Allocation RM Fund may invest in fixed income securities of any credit quality, maturity or yield. Examples of such investments include U.S. treasuries and foreign sovereign debt. This group also includes short-term investment-grade fixed income, cash or cash equivalents, which are holdings that typically make up only a portion of the Global Allocation RM Fund’s assets allocated to the Core Fixed Income Investments. Under normal market conditions, the Global Allocation Risk-Managed Model aims to invest up to 35% of the Global Allocation RM Fund’s assets in the Core Fixed Income Investments group, however, during periods of heightened volatility, relative allocations to this group may increase and this group may at times hold up to 100% of Global Allocation RM Fund’s assets. These holdings could at times be 100% in short-term investment grade fixed income, cash or cash equivalents.

Other Investments

The Other Investments group provides exposure to a broad universe of listed assets that are not intended to serve in the other two groups. This group may include ETFs and/or baskets of securities that do not hold primarily common stock or investment-grade debt, but which are expected by the Advisor to provide a high level of total return through income or capital appreciation. The Global Allocation RM Fund may invest in fixed income securities of any credit quality, maturity or yield. Examples of investments in Other Investments include ETFs and/or baskets of securities providing exposure to high-yield debt, Master Limited Partnerships (“MLPs”), convertible securities, and emerging markets sovereign bonds. Other Investments are selected based on their risk, return and correlation characteristics and are used to enhance a portfolio of traditional equity and fixed income investments. Under normal market conditions, it is expected that the Other Investments category will not exceed 35% of Global Allocation RM Fund’s assets. There will be instances where risk, return and correlation merit the portion of the Other Investments group be allocated to the Core Fixed Income Group.

Risk Management

The Global Allocation Risk-Managed Model is designed to diversify exposure to systemic market risk. As described above, at any given time, the Global Allocation Risk-Managed Model may call for reduced allocations to the Core Equity and Other Investments groups that it determines have the potential to underperform the overall market or that are experiencing greater market volatility and risk. In addition to reallocating between the core groups to reduce risk, the Global Allocation Risk-Managed Model may call for up to 100% of the Global Allocation RM Fund’s Core Fixed Income holdings to be short-term investment-grade fixed income, cash or cash equivalents, which are holdings that typically make up only a portion of the Global Allocation RM Fund’s assets allocated to the Core Fixed Income Investments. This scenario would typically reflect a heightened risk of loss of capital through investment in Core Equity Investments or Other Investments, as identified by the Global Allocation Risk-Managed Model.

The Global Allocation RM Fund’s investment allocations, determined by the Global Allocation Risk-Managed Model, may change frequently and as a result, the Fund expects to engage in frequent portfolio transactions that will likely result in higher portfolio turnover than other mutual funds that do not pursue opportunistic and risk managed investment strategies based on market conditions. Portfolio turnover is a ratio that indicates how often the securities in a mutual fund’s portfolio change during the year. A higher portfolio turnover rate indicates a greater number of changes. Under normal circumstances, the anticipated portfolio turnover rate for the Global Allocation RM Fund is expected to be significantly greater than 100%.

The Global Allocation RM Fund will generally sell securities when they no longer fit the desired allocation under the Global Allocation Risk-Managed Model or when the Advisor believes more attractive investment opportunities exist.

6.	COMMENT: Revise the second full paragraph on page 3 to clarify in plain English the basis for the Advisor’s decision for allocating investments between the three core groups. Additionally, please describe the “z scores” in plain English and clarify how it affects the Advisor’s decision making process.

RESPONSE: Please see response to Comment No. 5.

7.	COMMENT: Revise the third full paragraph on page 3 to clarify in plain English how the Advisor makes the “second layer of decision making.”

RESPONSE:       Please see Response to Comment No. 5.

8.	COMMENT: If the Global Allocation RM Fund may invest in fixed income securities “of any credit quality, maturity or yield” as disclosed in the paragraph with the heading “Fixed Income Securities Risk” on page 7, then please add a similar disclosure to the paragraph under the heading “Core Fixed Income Investments” on page 4.

RESPONSE: The requested disclosure has been added.

9.	COMMENT: Revise the paragraph under the heading “Other Investments” on page 4 to clarify how the Advisor narrows down the universe of investment options from which to make an investment decision for the Global Allocation RM Fund.

RESPONSE: Please see Response to Comment No. 5.

10.	COMMENT: The disclosures regarding the possible allocation of 100% of the Fund’s holdings to cash or cash equivalents on page 4 is inconsistent with the disclosures in the paragraph with the heading “Temporary Defensive Positions” on page 34. Please clarify whether allocating 100% of the Fund’s assets to cash or cash equivalents is a principal investment strategy that is part of the Fund’s risk management process or a temporary defensive strategy. If it is a principal investment strategy, please delete “Temporary Defensive Positions” from the section heading on page 4.

RESPONSE: “Temporary Defensive Positions” has been deleted from the section heading on pages 4 and 21.

Principal Risks of Investing in the Global Allocation RM Fund (page 5)

11.	COMMENT: The paragraph with the heading “Equity Securities” on page 6 states that the Fund may invest in equity securities traded in the over-the counter market. If over-the-counter securities will be a principal investment than please include them with the Principal Investment Strategies.

RESPONSE: Please see Response to Comment No. 5.

12.	COMMENT: The paragraph with the heading “Geographic Risk” on page 9, states that the Global Allocation RM Fund may invest a significant portion of its assets in one country or geographic region. If the Fund intends to invest in a particular country, then identify the country and the associated risks of investing in that country. Please also include this as a Principal Investment Strategy.

RESPONSE: The paragraph with the heading “Geographic Risk” on page 9 has been revised to read as follows (new text in bold italics):

From time to time, based on market or economic conditions, the Global Allocation RM Fund may invest a significant portion of its assets in securities that provide exposure to a particular geographic region such as North America, Europe, Asia and Latin America. If the Fund does so, there is a greater risk that economic, political, diplomatic, social and environmental conditions in that particular geographic region may have a significant impact on the Global Allocation RM Fund’s performance. There is also greater risk that the Fund’s performance will be more volatile than the performance of more geographically diversified funds.

Principal Investment Strategies of the Global Allocation RM Fund (page 20)

13.	COMMENT: In the third full paragraph, please clarify how the “sub-models” are used to allocate investments among the “three core groups.”

RESPONSE: The section entitled “Principal Investment Strategies of the Global Allocation RM Fund” beginning on page 20 has been revised to read as follows (new text in bold italics):

The Global Allocation RM Fund is a “fund of funds.” The term “fund of funds” is typically used to describe mutual funds, such as the Global Allocation RM Fund, whose primary investment strategy involves investing in other investment companies, such as ETFs and other mutual funds (e.g. open end and closed end mutual funds). In implementing its strategy, the Global Allocation RM Fund primarily invests in exchange traded funds (“ETFs”) or baskets of securities (i.e., groups of securities related by index or sector made available through certain brokers at a discount brokerage rate).

In seeking to achieve its investment objective, the Global Allocation RM Fund will primarily use a proprietary, quantitative, Global Allocation Risk-Managed Model developed and maintained by the Global Allocation RM Fund’s investment adviser, Wilbanks, Smith & Thomas Asset Management, LLC d/b/a WST Capital Management, (the “Advisor”), to make investment decisions. The Global Allocation Risk-Managed Model attempts to manage risk by allocating between equity, fixed income and other types of investments based upon anticipated or perceived market volatility, credit risk and interest rate risk. The Global Allocation Risk-Managed Model directs investments in a globally diversified universe of publicly listed assets. The Global Allocation Risk-Managed Model generally allocates investments among and within three core groups:

(i)	Core Equity Investments. Various segments of common stock issuers represented in the MSCI All Country World Index.

(ii)	Core Fixed Income Investments. Various fixed income segments found within the Bloomberg Barclays U.S. Aggregate Bond Index.

(iii)	Other Investments. Various segments of assets comprising alternative or non-core equity sector and income producing segments, that may or may not contain securities, which could be included within the other two categories, Core Equity Investments or Core Fixed Income Investments.

The Global Allocation Risk-Managed Model allocates portfolio investments using a rules-based proprietary quantitative framework across the three core groups, assessing asset price trends, asset class correlation, momentum, indices or custom groupings and economic data across publicly listed global capital markets. The Global Allocation Risk-Managed Model consists of underlying sub-models generally aligned with the three core groups. Sub-models seek to identify risk-adjusted momentum trends and then adjusts allocations between the three core groups.

In making investment decisions, the Advisor will normally use two layers of decision making. The first layer of decision making determines the target level of investment among the three core groups. This process serves to appoint an overall target exposure to equity as a matter of managing risk at the asset class level, and it is driven by the Global Allocation Risk-Managed Model’s aggregate view of equity market conditions based on a variety of factors that are specified by the Advisor and continually evaluated by the quantitative Global Allocation Risk-Managed Model in the form of asset price, indices or custom groupings and economic data. Such factors and data may include volatility for certain assets as well as indices such as the CBOE Volatility Index, or “VIX”; yield spreads between various credit segments (both U.S. and non-U.S. versus U.S. government bonds and other non-U.S. sovereign issues); shifts in key foreign exchange rates; yield curves for U.S. government bonds and other major sovereign issues; and sentiment as observed in trading volume, short interest and futures market activity. The sum of these inputs determines the allocation of assets among the Core Equity Investments, the Core Fixed Income Investments and the Other Investments.

The second layer of decision-making determines the securities selected within the three core groups. Each core group consists of underlying sub-models generally aligned with the core groups and the sub-models allocate to or rotate between the universe of holdings that comprise each core group. The allocations among each core group’s holdings is based upon the Global-Allocation Risk-Managed Model’s (and the sub-model’s) determination or “ranking” of the relative, risk-adjusted momentum of each holding as outlined below.

Benchmark Descriptions (page 45)

14.	COMMENT: The S&P 500 Total Return Index is identified as the Global Allocation RM Fund’s benchmark, but the S&P 500 index is listed in the performance returns table on page ten. Please clarify which index is the Global Allocation RM Fund’s benchmark.

RESPONSE: The WST Investment Trust’s Board of Trustees has approved the S&P Target Risk Moderate Index as the Global Allocation RM Fund’s primary benchmark. The performance returns table in the Fund’s prospectus will be revised to show the S&P Target Risk Moderate Index, as well as, the S&P 500 Total Return Index.

* * * * *

The Trust has authorized me to acknowledge to you that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Thank you for your comments. Please contact the undersigned at (513) 346-4190 if you have any questions.

Sincerely,

/s/ Simon H. Berry

Simon H. Berry
Secretary